March 19, 2009
VIA EDGAR AND OVERNIGHT MAIL
Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Re: Online Resources Corporation
Soliciting Material filed pursuant to Rule 14a-12
Filed March 6 and 9, 2009
File No. 0-26123
Dear Ms. Kim:
     Attached please find Online Resources Corporation’s (“Online Resources” or the “Company”) responses to the comments in your letter dated March 19, 2009 regarding the Company’s Soliciting Material filed pursuant to Rule 14a-12 filed on March 6, 2009 and March 9, 2009 with the Securities and Exchange Commission (the “Commission”). The comments in your letter are reproduced below, together with our responses thereto.
Soliciting Material filed pursuant to Rule 14a-12 on March 6, 2009
1.	COMMENT: We refer to comment 8 of our prior letter dated March 12, 2009. Please revise and refile the soliciting material. We note that your earnings growth for 2009 and 2010 is below the earnings growth for the top quartile. In addition, we disagree with your conclusion that you have provided a basis for the statement that “a consensus of equity analysts who follow our stock expect us to continue this high level of earnings growth, both in 2009 and over the next three years.” Specifically, the information that you provided appears to cover calendar years 2008 and earlier. In the alternative, please refrain from making these statements to the extent they cannot be supported.

RESPONSE: In response, we have provided additional information to support the statements identified by the Staff above.

As noted in our response letter dated March 16, 2009, we compare ourselves to a peer group constructed from data independently compiled by Financial Technology Partners (“FT Partners”), an investment banking firm focused exclusively on the financial technology sector. FT Partners maintains the best database we are aware of for comprehensive financial performance metrics on financial technology providers. Due to the fast growth of technology and financial technology in particular, we consider benchmarking against our peers in this industry to be the most appropriate measure of our performance. As the industry sectors Financial Technology Partners covered expanded over time, only the industry sectors covered for the entire five-year presentation period were included in our analysis. These industry sectors are banking solutions, electronic payments software/hardware, outsourced processing solutions, payment processing/outsourcing and payroll/HR/benefits solutions. Financial technology companies that were founded after 2004 and those that did not remain independent through 2008 were included in the analysis for the years data was available. As such, the number of companies included in each year’s analysis fluctuates but averages 49 companies over the five-year period.

For 2009 and 2010, equity analyst earnings estimates for Online Resources and peer group companies were obtained from CapIQ and compiled by FT Partners for a peer group of 40 companies in 2009 and 36 companies in 2010. Please refer to the supplemental materials for a detailed breakdown of this data. Top quartile companies for 2009 had earnings per share growth estimates of between 21% and 133%. This data for Online Resources shows 2009 expected earnings per share growth of 31%, which falls in the top quartile. Top quartile companies for 2010 had earnings per share growth estimates between 14% and 38%. This data for Online Resources shows 2010 expected earnings per share growth to be 22%, which falls in the top quartile.

With regard to our statement that “a consensus of equity analysts who follow our stock expect us to continue this high level of earnings growth, both in 2009 and over the next three years,” we refer to the FT Partners information presented above. Subsequent to our statement regarding our long-term earnings growth rate, we learned from FT Partners that this data is actually compiled for a 5 year period, not the three year period we referenced. We will correct that reference in future soliciting materials.

For the five year period of 2009 to 2013, equity analyst earnings estimates for Online Resources and peer group companies were obtained from CapIQ and compiled by FT Partners for a peer group of 39 companies. Top quartile earnings per share growth estimates for the peer group for that period ranges from a low of 17% to a high of 25%. FT Partners expects Online Resources’ earnings per share growth for the period to be 18%, which falls in the top quartile.

Soliciting Material filed pursuant to Rule 14a-12 on March 9, 2009
2.	COMMENT: We refer to comment 11 of our prior letter dated March 12, 2009. Please revise to clarify that your statements that you are the largest dedicated provider of web-based financial services and that you have the industry’s highest bill pay upsell rate are based on your knowledge of the market.

RESPONSE: In response, for each statement we have added a footnote containing the following text to clarify that these statements are based on our knowledge of the market.
     “Based on Online Resources’ evaluation of publicly available industry information and other industry sources.”
3.	COMMENT: We refer to comment 12 of our prior letter dated March 12, 2009. Please revise to describe how “Float Normalized” was calculated.

RESPONSE: In response, we have added a footnote containing the following text to describe how “Float Normalized” was calculated.
     “Calculated assuming that the interest rate we earned in December 2007 remained constant for 2008 and 2009.”
4.	COMMENT: We refer to comment 12 of our prior letter dated March 12, 2009. We disagree with your conclusion that you have provided a basis for your projection of “30+% Long-Term Target.” Specifically, you should discuss the historic trends that form the basis for your projection. Please provide us with additional support or refrain from making this statement to the extent that it cannot be supported.

RESPONSE: In response, we have provided additional information to the Staff regarding our basis for our projection of achieving a 30+% Long-Term Target for Ebitda.

Our projections are based on a detailed set of business drivers including adoption rate increases, transaction growth, pricing declines, client churn and new product sales. These drivers are applied to our current client base and our projection of net new clients sold across our business lines to arrive at our long-term forecasts. These forecasts, along with the underlying drivers are reviewed regularly by management and our Board of Directors. Additionally, within the past year, we have retained industry consultants to review our business drivers and the resulting forecasts in light of industry trends and growth expectations. Our current forecasts apply the results of these independent analyses, adjusted for actual results and changes in economic and market conditions.

In preparing our forecasts, we have normalized historical trends to adjust for three events or group of events that we consider to be non-recurring.

First, over an 18 month period between late 2006 and early 2008, we experienced a cluster of large client departures. These were primarily related to either our acquisition of the clients’ original service provider or the acquisition of certain large clients by other companies. We do not believe we are at significant risk for this situation to recur as we have increased the diversification of our client base such that no single client represents more than 3% of our revenue and our top 10 clients represent only 16%.

Second, our revenue and earnings growth trends from 2007 to 2008 reflect the impact of sharply declining interest rates on the revenue we derive from interest on bill payment funds in transit. With rates at historic lows, we can reasonably conclude that we will not experience similar declines and the resulting impact of our growth trends.

Third, in 2008, we incurred significant additional accounting and audit fee expenses with regard to the audit of our 2007 financial statement and internal controls. We had not seen this level of expense previously and did not see a recurrence of these expenses in the audit of our 2008 financial statements and internal controls.

After normalizing for these non-recurring events, our Ebitda margin has expanded from 12% in 2006 to 20% in 2008. This normalized trend supports that our 2009 margin expectation is in-line with historic normalized increases in Ebitda margin, as are the forecasted increases in 2010 and 2011. Based on these forecasts, we believe that our long-term target of achieving 30+% Ebitda margin is supportable.

Additionally, we have added a footnote to our soliciting materials containing the following text to describe how future Ebitda margins were derived.
     “Based on historical trends adjusted for the impact of unusual large client departures, one-time expenses and interest rate declines”
     We are also sending to you by courier a hard copy of this letter together with copies of supporting material referred to in our responses to these comments and which is being furnished to the Staff as supplemental information. In accordance with Exchange Act Rule 12b-4, the Company hereby requests that the supplemental material furnished by the Company be returned to us once the Staff has completed its review.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at (703) 653-3100 with any comments or questions regarding this letter.

Very truly yours,

Catherine A. Graham
Executive Vice President and Chief Financial Officer

cc: Matthew P. Lawlor, Chairman and Chief Executive Officer,
        Online Resources Corporation
      Michael C. Bisignano, Vice President and General Counsel
        Online Resources Corporation
      Jonathan I. Mark, Esq.
        Cahill, Gordon & Reindel LLP